

Mail Stop 4631

September 1, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Jim Place
Chief Financial Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

      RE: Form 10-K for fiscal year ended February 28, 2009
                Form 8-K/A#1 filed on August 7, 2009
                    File No. 0-29373

Dear Mr. Place:

Your Form 10-K for the fiscal year ended February 28, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K/A filed on August 7, 2009 to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

Please file your amended Form 8-K within four business days of receipt of this letter. If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K. Once you explain Moore's registration revocation in the amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please also advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief